May 30, 2008
Lesli Sheppard
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Mobile Mini, Inc. Preliminary Proxy Statement Schedule 14A Filed April 7, 2008 File No. 001-12804
Dear Ms. Sheppard:
     On behalf of our client, Mobile Mini, Inc. (to which we refer as “Mobile Mini” or the “Company”), we have arranged to be filed today via EDGAR with the Securities and Exchange Commission Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 2”) originally filed with the Securities and Exchange Commission on April 7, 2008, as amended by Amendment No. 1 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on May 14, 2007. Amendment No. 2 reflects changes made in response to the comments of the Staff contained in its May 28, 2008 letter (the “Staff Letter”) to Steven G. Bunger, President, Chief Executive Officer and Chairman of the Board of our client.
     Set forth below are responses to the comments in the Staff letter. For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by our client’s response.
     We only represent the Company. To the extent any response relates to information concerning MSG WC Holdings Corp. and its subsidiaries (“Mobile Storage Group”), Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS”) or Cactus Merger Sub, Inc., such response is included in this letter based on information provided to the Company and our firm by such entity, person or their respective representatives.

U.S. Securities and Exchange Commission
May 30, 2008
General
Comment 1
We have reviewed the supplemental materials provided to us by Oppenheimer’s counsel.
•	On pages 5 and 6 of the presentation, the Mobile Storage stockholders’ pro forma ownership reflects a slightly different number than the fully diluted ownership percentage disclosed in the prospectus. Please explain why this number differs from the 19.1% figure.

•	Please explain the difference between the number of Shareholders’ Equity for the year ended December 31, 2007 as reflected on page 34 of the presentation materials, and the same figure disclosed in the selected unaudited pro forma condensed combined financial data found on page 19 of the proxy.
With respect to the portion of the Staff’s comment requesting an explanation of the difference between the ownership percentages for Mobile Storage stockholders’ pro forma ownership reflected in Oppenheimer’s presentation supplementally provided to the Staff and in the proxy statement, we advise the Staff that the 19.8% ownership percentage reflected in Oppenheimer’s presentation was based on basic shares outstanding for Mobile Mini as of December 31, 2007 whereas the 19.1% ownership percentage disclosed in the proxy statement was based on fully diluted shares outstanding as of December 31, 2007. Furthermore, the proxy statement has been revised to update the disclosure of the percentage ownership based on fully diluted shares outstanding from 19.1% as of December 31, 2007 to 20.0% as of March 31, 2008.
With respect to the portion of the Staff’s comment requesting an explanation of the different numbers for the Shareholders’ Equity for the year ended December 31, 2007 reflected in Oppenheimer’s presentation and in the proxy statement, we advise the Staff that the $458.1 million number in Oppenheimer’s presentation dated February 21, 2008 was based on Mobile Mini’s preliminary financials for the year ended December 31, 2007 whereas the $457,890,000 number was based on Mobile Mini’s final audited financial statements for the year ended December 31, 2007, which were filed with the SEC on February 29, 2008.
Comment 2
We note from your response to comment 2 of our prior letter that you provided the Aggressive Forecast to WCAS. Please include your Aggressive Forecast in your revised proxy statement. Alternatively, please provide to us a detailed legal analysis that explains why this forecast is not material.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 74 and 75 of the proxy statement.
Comment 3

U.S. Securities and Exchange Commission
May 30, 2008
We note your response to comment 3 of our prior letter. We reissue this comment.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages i through iii of the proxy statement.
Comment 4
In note 2 of the unaudited pro forma condensed combined financial statements, you refer to “significant costs” expected to be incurred in connection with the merger. Please revise your summary to explain these significant costs and use quantification in your revised disclosure, if material. Please make corresponding changes to other sections of your proxy statement, if necessary.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 18, 63, 66 and 71 of the proxy statement.
The Merger, page 27
Background of the Merger, page 27
Comment 5
We note your revised disclosure in response to comment 15 of our prior letter. Please revise further to disclose the anticipated cost synergies that were discussed. Use quantification in your revised disclosure, if material. In addition, please discuss more fully the “potential strategic merits of a business combination,” as your revised disclosure appears silent on this matter.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 26 of the proxy statement.
Comment 6
We note your response to our prior comment 16. Please revise further to give stockholders better insight into the substance of the discussions and meetings you disclose on pages 27 through 31, where the parties determined the material terms of the merger agreement.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 28 and 29 of the proxy statement. We further advise the Staff that the Company’s management believes that such summary of the discussions and meetings includes all material information regarding the negotiation of the merger agreement.
Reasons for the Merger..., page 31
Comment 7

U.S. Securities and Exchange Commission
May 30, 2008
We note your revised disclosure in response to comment 17 of our prior letter. Please revise further to explain in sufficient detail what you mean by:
• “excluding one-time merger-related expenses” in the sixth bullet and why you are excluding these expenses in your consideration of accretion; and
• “manageable” in the seventh bullet.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 30 and 31 of the proxy statement.
Opinion of Mobile Mini’s Financial Advisor, page 32
Comment 8
We note your response to comment 19 of our prior letter. Your disclosure on page 34, however, states that the summary is not a complete description of Oppenheimer’s opinion or the financial analyses performed and factors considered by Oppenheimer. Please revise further to clarify in your proxy statement that your summary describes the material information in Oppenheimer’s opinion, the material analyses performed and material factors considered by Oppenheimer.
The sentence appearing on page 34 of the proxy statement which is noted in the Staff’s comment has been narrowed to refer solely to Oppenheimer’s financial analyses (rather than Oppenheimer’s opinion and the factors considered by Oppenheimer) and has been further revised in response to the Staff’s comment.
Comment 9
We note your disclosure on page 35 that the “illustrative market value of the aggregate consideration” refers to $166.5 million. Yet, it appears that you used $146.5 million for the illustrative market value of the aggregate consideration in your Selected Company Analysis and Selected Precedent Transaction Analysis discussions. Please revise or explain in your document why the amounts differ.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 34 of the proxy statement.
Anticipated Accounting and Tax Treatment, page 39
Comment 10
Please revise your discussion to help investors better understand what the tax consequences mean with respect to your inability to step up the tax basis to reflect the purchase price of the value of the assets.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 38 of the proxy statement.

U.S. Securities and Exchange Commission
May 30, 2008
Financing, page 39
Comment 11
Please disclose the annual and customary fee that you will pay to Deutsche Bank AG to act as administrative agent.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 38 of the proxy statement.
The Agreement and Plan of Merger, page 41
Comment 12
We have read the list that you provided to us supplementally in response to comment 33 of our prior letter. Since the heading of each Target Disclosure schedule is not necessarily indicative of the content of a schedule, please revise the list to provide us with a brief summary of the content of each Target Disclosure schedule with the exception of schedules listed as #9 and #10.
A revised list that briefly describes the contents of the Target Disclosure Letter referred to in the Merger Agreement will be provided to the Staff under separate cover by counsel for Mobile Mini on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act, and Rule 418 under the Securities Act. In accordance with such rules, counsel for Mobile Mini has requested that this list be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Mobile Mini also requests confidential treatment of this list pursuant to the provisions of 17 C.F.R. § 200.83.
Non-GAAP Measures, page 87
Comment 13
We note in your revised disclosures that you believe EBITDA and adjusted EBITDA are useful measures to an investor in evaluating operating performance because they are widely accepted financial indicators of a company’s ability to service its debt. An investor using the measures for this purpose would be viewing them as liquidity measures. Please provide a reconciliation to the most comparable GAAP liquidity measure. If you do not believe this is appropriate, please tell us why.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 89 of the proxy statement.
* * *
     The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.

U.S. Securities and Exchange Commission
May 30, 2008
     As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding Amendment No. 2 or the foregoing responses or if any additional information is needed, please call John Reiss, Daniel Latham or David Johansen of this firm at (212) 819- 8247, (212) 819- 8524 or (212) 819-8509, respectively.

Sincerely,

White & Case LLP

cc:	Mobile Mini, Inc. 7420 S. Kyrene Road, Suite 101 Tempe, Arizona 85283 Attention: Steven G. Bunger